FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617


On April 29, 2002, Anthem, Inc. and Trigon Healthcare, Inc. conducted an analyst presentation and a conference call on their proposed merger. The following is a transcript of the presentation conducted on April 29, 2002:

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                             TRIGON HEALTHCARE, INC.
                                 APRIL 29, 2002


SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS TRANSCRIPT CONTAINS CERTAIN FORWARD-LOOKING INFORMATION ABOUT ANTHEM, TRIGON AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTIONS THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. WORDS SUCH AS "EXPECT(S)", "FEEL(S)", "BELIEVE(S)", "WILL", "MAY", "ANTICIPATE(S)" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF ANTHEM AND TRIGON, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES
INCLUDE: THOSE DISCUSSED AND IDENTIFIED IN PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MADE BY ANTHEM AND TRIGON; TRENDS IN HEALTH CARE COSTS AND UTILIZATION RATES; OUR ABILITY TO SECURE SUFFICIENT PREMIUM RATE INCREASES; COMPETITOR PRICING BELOW MARKET TRENDS OF INCREASING COSTS; INCREASED GOVERNMENT REGULATION OF HEALTH BENEFITS AND MANAGED CARE; SIGNIFICANT ACQUISITIONS OR DIVESTITURES BY MAJOR COMPETITORS; INTRODUCTION AND UTILIZATION OF NEW PRESCRIPTION DRUGS AND TECHNOLOGY; A DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS; LITIGATION TARGETED AT HEALTH BENEFITS COMPANIES; OUR ABILITY TO CONTRACT WITH PROVIDERS CONSISTENT WITH PAST PRACTICE; OUR ABILITY TO CONSUMMATE ANTHEM'S ACQUISITION OF TRIGON, TO ACHIEVE EXPECTED SYNERGIES AND OPERATING EFFICIENCIES IN THE TRIGON ACQUISITION AND TO SUCCESSFULLY INTEGRATE OUR OPERATIONS; OUR EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENTS OF THE TRANSACTIONS AND THE VALUE OF THE TRANSACTION CONSIDERATION; AND GENERAL ECONOMIC DOWNTURNS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS THAT SPEAK ONLY AS OF THE DATE HEREOF. NEITHER ANTHEM NOR TRIGON UNDERTAKES ANY OBLIGATION TO REPUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN ANTHEM'S AND TRIGON'S VARIOUS SEC REPORTS, INCLUDING BUT NOT LIMITED TO ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND THE 2002 QUARTERLY FORM 10-Q FILINGS.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS TRANSCRIPT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE PROPOSED ACQUISITION OF TRIGON BY ANTHEM. IN CONNECTION WITH THE PROPOSED TRANSACTION, A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY ANTHEM WITH THE SEC AND A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WILL BE FILED BY TRIGON WITH THE SEC. SHAREHOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FOR FREE BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM ANTHEM AND TRIGON'S RESPECTIVE CORPORATE SECRETARIES.
 -----------

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PARTICIPANTS IN SOLICITATION

TRIGON, ANTHEM, AND THEIR DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION CONCERNING THE IDENTITY OF ANTHEM'S PARTICIPANTS IN THE SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE SET FORTH IN THE PROXY STATEMENT-PROSPECTUS. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF ANTHEM AND THEIR OWNERSHIP OF ANTHEM COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FOR ANTHEM'S 2002 ANNUAL MEETING OF SHAREHOLDERS, WHICH WAS FILED WITH THE SEC ON APRIL 2, 2002. INFORMATION CONCERNING TRIGON'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN TRIGON'S CURRENT REPORT ON FORM 8-K TO BE FILED WITH THE COMMISSION ON APRIL 29, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ANTHEM'S AND TRIGON'S DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER WILL BE INCLUDED IN THE FINAL JOINT PROXY STATEMENT-PROSPECTUS.

OPERATOR:  Tami Durle.  Please go ahead ma'am.

TAMI DURLE, VICE PRESIDENT OF INVESTOR RELATIONS, ANTHEM: Good morning and thank you for joining us this morning. This is Tami Durle, Vice President of Investor Relations for Anthem.

I am delighted to also introduce Larry Glasscock, Anthem's President and Chief Executive Officer; Mike Smith, Chief Financial Officer; and Dave Frick, Chief Legal and Administrative Officer.

Also joining us this morning is Chris Drake, Vice President of Investor Relations with Trigon.

CHRIS DRAKE, VICE PRESIDENT OF INVESTOR RELATIONS, TRIGON: Good morning and we welcome you from Trigon. Here from Trigon, I'd like to introduce Tom Snead, Chairman of the Board and CEO and well as Tom Byrd, Chief Financial Officer.

DURLE: As you are now aware, we are here this morning to discuss the details of our announced acquisition of Trigon and we encourage you to follow along with the slides that are available on our webcast. During the call, we will also share with you detail on both Anthem and Trigon's first quarter results as well as our full year 2002 outlook. Finally, we'll allow time at the end for your questions.

Both Anthem and Trigon will be making some forward-looking statements on this morning's call. Listeners are cautioned that there are factors that could cause actual results to differ materially from our current expectations. These risk factors are discussed in our press releases this morning and in our respective 2001 10-K's, which were filed with the SEC in March.

Larry.

LARRY GLASSCOCK, PRESIDENT/CEO, ANTHEM: Thank you Tami and good morning to everyone. I'm delighted to visit with you today and I'm very pleased to be sharing the platform with my colleagues Tom Snead and Tom Byrd. I think you'll agree that we have some extremely exciting news to share with you.

As you have read this morning, Anthem and Trigon have entered into a definitive merger agreement. This merger brings together two leading health benefits companies with similar cultures and philosophies, both dedicated to excellence, both focused on our customers and on maximizing shareholder value. We see a very compelling strategic fit as we create the foundation for a new Anthem region. Our enthusiasm is based upon the opportunity to capture significant operational synergies and we see our combined companies strongly positioned to compete in a consolidating marketplace. Tom and I will expand upon each of these themes in our discussion today but first, let me tell you a little bit about the transaction.

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Under the agreement, Anthem will acquire all of the outstanding shares of Trigon for $30 in cash and 1.062 shares of Anthem common stock per Trigon share. This equates to a value of approximately $4 billion. The transaction has been approved by both Trigon and Anthem's boards and will require approval from both Trigon and Anthem shareholders as well as the Virginia Bureau of Insurance. We anticipate that we should be able to complete the transaction within three to six months. Those are the broad details of the transaction. Perhaps even more important though, Tom and I want to share with you some of the rationale behind this transaction as well as the benefits that we see growing from this merger.

From Anthem's perspective, an affiliation with Trigon will provide the perfect opportunity to extend our services to a new region as well as capitalize upon Anthem's, Trigon's outstanding business model and well-established performance record. The size of our combined companies will enhance our position among the top health benefits companies in the country. As such, we look forward to working with and drawing on the experience of Trigon's fine management team. We believe there is much to be gained by combining the strengths of both our organizations to create operating synergies. We are committed to capturing these values quickly and expect post-closing annual savings of at least $40 million in 2003 and at least $75 million annually beginning in 2004. Realizing these synergies gives us confidence in our ability to continue generating at least 15 percent earnings per share growth for our shareholders. As important, we anticipate a smooth transition because we are two companies with very similar cultures and business approaches. We both place our customers first and place high priority on meeting distinctive service standards, an approach which we have found is highly valued in our markets. We believe that our customers will benefit from this approach and from the continuity of a strong Blue Cross and Blue Shield organization with the added value of a locally managed national company.

Now there's another equally important part to this story and here to tell you about Trigon's perspective is Tom Snead.

THOMAS SNEAD, CHAIRMAN, CEO, TRIGON HEALTHCARE: Thanks, Larry.

And thank you everyone. I too am excited about this transaction. It offers an opportunity for growth, collaboration and extends the value of our Blue Cross Blue Shield heritage that is unprecedented. As such, we believe it is good for our shareholders, for Virginia, for our Virginia members and for our own employees at Trigon. First, let me provide you with a brief overview of Trigon.

As most of you know, we are the exclusive Blue Cross and Blue Shield health benefits provider in Virginia except for certain Northern Virginia suburbs adjacent to Washington, DC. We had approximately 2.1 million medical members at the end of last year and own the number one market share position with about 35 percent of the very fragmented market in Virginia. We offer our customers the broadest provider network in Virginia, a wide spectrum of product offerings and what we believe is the best service of any health plan in the state.

Our 2001 operating revenue was nearly $3 billion and our net income was about $116 million including realized losses on our investment portfolio. We have an experienced management team with a track record of consistently achieving our goals for operational excellence and financial performance. We are in a strong financial position and because of our unique competitive advantages, we have a continued long-term growth opportunities in Virginia. Above all, we share Anthem's dedication to providing quality products and services to our customers. We also have a strong commitment to our community, as evidenced by our contributions both of time and financial support. We see an opportunity to continue to grow and work with a partner that is as focused and as dedicated to quality, service, efficiency and effectiveness as we have been for almost 70 years of our history.

Through our history, we have had a strong focus on the needs of our customers and the importance of cooperation with our physician and hospital networks. This focus in many ways reflects our performance-oriented company culture. It is our strong conviction that the only successful long-term approach to building value for members and shareholders is to continue to build customer satisfaction and loyalty. That is the formula for our continued success and it is a value that Anthem also clearly embraces. In addition, over the past five years, we have been able to develop and refine a large number of specific tools that have been key to building our track record of success.

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As part of Anthem, we'll be able to share in the best practices that they have developed and, in turn, we'll be able to share the tools and experiences that we have gained over the past five years with the rest of the Anthem organization. For instance, our innovative fee schedule for outpatient services and our Internet connectivity with providers are regarded as precedent setting in the industry. We are considered a leader in the industry in terms of our expertise in the individual and small group markets and our sales and marketing efforts are among the best in terms of focus and effectiveness. Our call center and imaging technology has set new standards of excellence and could be quite valuable on a larger scale. And with Health Management Corporation, we have the third largest and one of the most respected disease management companies in the nation. We are excited about sharing these and other Trigon developed skills with the Anthem organization as we move forward together.

There are many other advantages to this partnership and we'll spend a little more time now discussing those.

Larry, we're gonna turn it back over to you.

GLASSCOCK: Thank you, Tom. I think you can hear what a compelling combination of strengths we see in this transaction. Through our merger, we intend to create an extension of our premiere health benefits franchise that will offer significant advantages and there are five key ones which Tom and I would like to spend just a little bit of time discussing. These include an expanded geographic reach and industry leading marketshare, operational excellence, enhanced financial strength and momentum as well as superior growth opportunities. First, this affiliation will expand our geographic reach into a new region. You can see where the addition of Trigon offers both market share and a critical size component with 2.1 million members. And like 7 of our 8 current markets, Trigon brings the number one market share ranking by a very wide margin. With our companies combined, we will continue to be the fifth largest publicly traded health benefits company as measured either by revenues or by medical membership. But you'll also note that we're closing the gap on our larger peers.

Both of our companies have also demonstrated a strong track record of operational excellence and continue to show great momentum. Our recent financial results reflect compound annual growth rates for revenues since 1998 of 23 percent for Anthem and 12 percent for Trigon, with margins that have been accelerating nicely. Anthem reached an operating margin of 3.2 percent in 2001, and we have previously shared with you our goals of getting to 4.5 to five percent over the next few years, while Trigon has already reached 4.8 percent.

Together, we are optimistic that we can continue this trajectory and perhaps, more importantly, improve it in the future. We expect to benefit from Trigon's product innovation and potential for specialty product penetration. Furthermore, we take great pride in our financial strength and ability to generate strong operating cash flow well in excess of net income. The quality of earnings of both companies can be clearly substantiated with cash flows of nearly $900 million. We believe the combination of our companies will only enhance our position up front.

In an ever-consolidating industry, we see the addition of Trigon as providing the cornerstone for a new region. This merger offers continued margin improvement opportunities and the ability to leverage best practices from both companies. Furthermore, the potential for greater penetration of specialty products is excellent.

We will also continue our focus on disciplined acquisitions. Our aim is to grow with the right acquisitions and with ongoing enhancement of our valued Blue Cross and Blue Shield brand. For instance, Trigon already uses our dental administrator and will also be able to utilize our internal pharmacy benefit management program instead of using an outside source as it currently does. Tom already has mentioned a number of Trigon's programs, including an exemplary disease management program, which could also be of great value to the larger Anthem organization. And, of course, we are all excited about the continued growth prospects of the Blue Card program.

Let me share with you just some of the numbers to illustrate these points. Trigon currently has a 35 percent market share, which we believe allows plenty of room to sustain growth in its core health offerings. At six times the size of its newest competitor, Trigon is one of the most uniquely positioned health plans in the nation in terms of its competitive market advantages. In fact, nearly 40 percent of the Virginia market is comprised of indemnity health products offered by nearly 400 insurers, some of which are already beginning to exit the Virginia marketplace. This

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should allow us to keep growing membership as well as generate administrative leverage for continued margin expansion for many years.

Not only are we excited about the opportunities that our new region will offer but we remain very focused on cultivating the superior growth and margin improvement opportunities we see in our existing regions. For example, in Anthem's largest region, the Midwest, we will continue to leverage our leading market position to grow profitable enrollment and obtain an attractive business mix. Ohio, for example, is the largest Midwest region, with an insured population in excess of 10 million people. With a 22 percent market share in Ohio, we see exciting growth potential there, particularly in northern Ohio. Also, the migration of our members to a single system platform in the Midwest should drive administrative cost efficiencies as well.

In the East, we are continuing the integration of the health plans in New Hampshire and Maine into our regional operating model. Integration activities include further standardization of processes and the sharing of best practices as we look to continue to improve results in this region. Also, like the Midwest, the East is migrating membership to a single system.

We are also very encouraged with the opportunities in the West. We hold a combined 15 percent market share of the insured populations in Colorado and Nevada, and expect to improve on this position as several competitors exit the market. We've taken disciplined pricing actions to improve our performance in the West. We've also exited the Medicare plus Choice market in Colorado effective in January of this year, and we will continue to focus on profitable enrollment gains.

In addition to growth of the core health business for Anthem, we continue to also have high expectations for further penetration of our specialty products across all of our regions, including our new Southeast region. Our momentum in these products is accelerating, and Trigon's current levels of Life and Dental penetration leave us plenty of upside for future growth.

Now, let's talk a little bit about integration of Trigon and Anthem. First, let me tell you that Tom will head up Anthem's new region. We are most pleased that he's agreed to do this and see this as a major, major benefit. Tom, would you share some of the other details around integration?

SNEAD: Certainly, and thanks, Larry. Now, let me tell you a little bit about one of the really exciting parts of this merger, which comes from our analysis of the synergies that can be achieved by bringing our companies together.

We've identified more than $75 million of annual pretax synergies by 2004. More specifically, one of our most exciting opportunities lies in the additional penetration of Anthem's Specialty products into Trigon's customer base as well as the ability to potentially offer HMC disease management programs into Anthem's customer base. These opportunities are expected to generate about $15 million to $20 million in operating gain. Furthermore, by adopting Anthem's investment management model to Trigon's portfolio, there's another $10 million to $15 million opportunity.

One of our largest savings opportunities is expected to be in the area of information technology, where we believe we can save about $20 million to $25 million per year. Here, it's very important to note that these estimates do not contemplate a big bang systems integration. Additionally, the elimination of our public cost and shared service back office redundancies could allow us additional savings of at least $10 million to $15 million in administrative and corporate office savings.

Larry and I have reviewed these opportunities in detail and are highly confident that we can achieve at least $75 million in synergies. We're also confident that most of these ideas can be implemented over the course of about 18 months, with about $40 million being realized in 2003. Of course, we have identified other potential opportunities, which we will scope and develop as the transition teams commence their work in the coming weeks. We're also excited about the potential we see in leveraging best practices in product value initiatives and in basic functionality of our customer service operations.

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Finally, we have an experienced partner to walk down this road with. Anthem has a very strong track record of successful acquisitions, including the vital integration process that should serve us well as we move forward. Anthem has conducted each one of its acquisitions and integrations very intelligently and with no disruption in service.

Larry, back to you.

GLASSCOCK: Thank you, Tom. I want to touch briefly the financing plan for this acquisition.

About $1.2 billion of cash is needed to fund the transaction. And the company currently has about $400 million in cash and access to a $1.2 billion bridge financing. This bridge will be replaced with an estimated $950 million in permanent financing, which we believe can be obtained on very attractive terms in today's debt markets.

With that information in mind, let's briefly re-visit the details. We believe this transaction offers very important advantages to our shareholders at Anthem and at Trigon. We will enhance our competitive position as one of the premier health benefits players in the country. Our affiliation with Trigon provides a compelling strategic fit in terms of our company culture, values, focus and commitment. We are able to form a new region and have the opportunity to create significant operational synergies.

Now, let's turn our attention to the operating results of our two companies in the first quarter. We believe it's a very good story. We are pleased to report another very strong quarter for Anthem. This morning we announced first quarter 2002 earnings of 93 cents per diluted share, an increase of 45 percent year over year on a FAS-142 basis, excluding realized gains and the impact of our demutualization expenses in 2001.

Anthem's earnings momentum continues as a result of profitable enrollment growth, disciplined pricing strategies and the ability to meet our customer's demands for quality service and products.

Looking at first quarter 2002 results compared to the first quarter of 2001, consolidated operating gain was $107 million, which was an increase of 78 percent. This resulted in a 3.9 percent operating margin for the quarter, or an improvement of 150 basis points year over year.


All of Anthem's business segments reported improved results during the quarter.

We're also pleased to report that we now serve more than eight million members, which represents an increase of 563,000 members on a same store basis compared to March 2001 and an increase of 288,000 members just since December. Retention of membership continues to be very favorable at over 90 percent for the quarter. This indicates that our product offerings and underwriting strategies are really allowing us to meet our customers' expectations.

Now, I would like to update a couple of items, Anthem's pending acquisition of Blue Cross and Blue Shield of Kansas and the status of our so-called large shareholder program overhang following our demutualization. On March 7th Anthem Blue Cross and Blue Shield of Kansas filed an appeal with the Shawnee County District Court, seeking to have the Kansas Insurance Department's February 11th ruling overturned. This case could be heard by early June. Best guess on resolution is some time in early fall. The Kansas plan's board of directors continues to feel that partnering with Anthem would result in a stronger, more efficient company. And we are optimistic that the courts will see the merits of our affiliation. However, we would like to remind you that our previous stated guidance and today's update do not include Kansas. And if we are successful in closing a transaction, we would expect that Kansas to be a neutral influence on 2002 earnings.

I also wanted to touch base associated with certain eligible statutory members that received more than 30,000 shares of Anthem stock in the demutualization. You may recall that these large holders had restrictions on their ability to sell the stock in the open market for 180 days after the effective date of the demutualization. Therefore, these shareholders had the ability to sell their stock freely beginning May 1st. Over nine million shares of the

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approximately 15 million shares included in the large holder program have already been sold without a negative impact on our stock price. That leaves only about six million shares remaining. And furthermore, we have the flexibility to utilize our 400 million purchase authority if it makes sense for our shareholders.

Now, I'd like to turn it over to Mike Smith, our Chief Financial Officer, who will discuss our first quarter 2002 results in more detail. Mike.

MICHAEL SMITH, CHIEF FINANCIAL OFFICER, ANTHEM, INC.: Thanks, Larry, and good morning.

Anthem reported first quarter GAAP net income of $99.8 million. Excluding the after tax impact of $3.3 million in net investment gains, net income of $97.7 million, or 93 cents per diluted share. Compared to the first quarter of 2001, this represents a 40 percent increase in reported earnings per share and a 45 percent improvement on a FAS-142 comparable basis. We feel good about the quality of our earnings and the continuation of strong performance from each of our operating units.

Operating cash flow was $183.3 million in the first quarter of 2002, well above net income and consistent with trends established in 2001. Excluding the sale of our TRICARE business, which was completed in May 2001, there are no other significant adjustments required for comparability to our results. Each time, therefore, that I mention same store results this morning, I am only excluding the impact of TRICARE in our year over year comparisons.

The diluted share count for the quarter was 104.8 million shares. This calculation includes 103.3 million common shares issued in outstanding plus 485,000 diluted shares associated with options that were issued to all non-executive associates at the time of the initial public offering and another one million shares from the dilutive impact of the $230 million equity security unit offering issued at the same time as our common stock offering this past fall.

Our first quarter 2002 operating revenue reached $2.7 billion. This represents a 10 percent year over year growth rate on a reported basis and a 17 percent increase on a same store basis. Premium yields of about 15 percent on fully insured group business, and membership growth contributed to the strong top line performance. Anthem reported $201 million in administrative fee revenue in the first quarter of 2002, a decline of $12 million year over year. Excluding, however, the impact of TRICARE, administrative fee revenue actually increased by $26 million or 15 percent.

We achieved operating gain improvement in all business segments in the first quarter and exceeded our own expectations. Consolidated operating gain was $106.6 million, an increase of $46.7 million, or 78 percent. The most significant improvement was in our East segment, where we reported almost a $20 million year over year increase in operating gain. This improvement reflects the progress of our integration efforts in New Hampshire and Maine, along with profitable enrollment growth in Connecticut.

Our Midwest segment, which accounts for about 51 percent of Anthem's consolidated operating gain, reported strong performance as well, with a 26 percent increase compared to last year's first quarter. The improvement in the Midwest is primarily due to improved underwriting margins and leveraging our fixed administrative expense cost structure over a larger membership base.

Our West segment reported $7.5 million in operating gain in the first quarter versus a $200,000 gain in the first quarter of last year. This significant improvement in operating gain was due to disciplined pricing in our existing book of business, along with the addition of 147,000 net new members over the last 12 months.

We reported almost a $5 million improvement in operating gain for the Specialty segment, resulting in a $12.4 million operating gain in the first quarter of 2002.

Mail order script volume increased by 31 percent and Anthem Prescription Management, contributing to the stronger performance for the quarter.

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Anthem's consolidated benefit expense ratio was 84.5 percent in the first quarter of 2002, which was an improvement of 70 basis points compared to the first quarter of 2001 and essentially in line with our expectations. Excluding TRICARE results from 2001, the benefit expense ratio was essentially flat. Consistent with our expectations of 13 to 15 percent medical cost trends in 2002, our trends for fully insured group business were approximately 13 percent in the first quarter. Inpatient trends were in the 10 to 11 percent range, outpatient cost in the 13 to 14 percent range, professional fees 10 to 11 percent, and pharmacy in the 17 to 18 percent range. We continue to see escalating pharmacy and outpatient service utilization.

The consolidated administrative expense ratio was 18.4 percent versus 20 percent reported last year. This improvement of 160 basis points was driven largely by revenue growth that outpaced nearly flat administrative expenses. We expect to improve this ratio by 80 to 120 basis points for the full year 2002 versus 2001, as we remain focused on our goal of further cost reductions throughout the rest of the year.

As we look at the balance sheet, we continue to see strength and quality. Policy liabilities were $1.8 billion at March 31, 2002, which represents a $119 million increase compared to year-end 2001 levels. In addition, days claim payable remained within our historical range of 63 to 65 days, with a reported 64.2 days at the end of the first quarter. There was essentially no change in our debt in the quarter, and our debt to total cap ratio remained at about 28 percent.

Now, here is Larry, who will share with you our updated guidance for the full year 2002.

GLASSCOCK:  Thanks, Mike.

First, consistent with our past practice, our guidance does not include the pending Blue Cross and Blue Shield of Kansas acquisition or the proposed transaction with Trigon that was announced this morning. We expect Anthem to report diluted earnings per share in the range of $3.85 to $3.95 per share for full year 2002, excluding realized gains or losses. This guidance also includes the impact of FAS-142, which was adopted, as you know, on January 1st of this year. This guidance represents an increase of 20 cents per share over our expectation shared with you last quarter.

The earnings guidance of $3.85 to $3.95 per share was developed using approximately 105 million to 106 million diluted shares outstanding for 2002 and does not take into account any share repurchase activity. To date, we have not repurchased any shares, due primarily to the restraints imposed by our pending Trigon acquisition and the timing of today's discussion.

On a quarterly basis, we continue to expect modest sequential earnings improvement throughout the year, and we project second quarter 2002 diluted earnings per share to be in the 95 cent to $1 range, which represents 26 percent to 33 percent growth in earnings per share compared to last year's second quarter of 75 cents on a FAS-142 comparable basis. Given the strength of revenue growth across our regions, and particularly in the Midwest, we now expect consolidated operating revenue to increase in the low double-digit range on a reported basis for full year 2002. Again, remember that Anthem disposed of the Tricare operations in May of 2001 and exited the Medicare Plus Choice market in our West segment on January 1st of this year, impacting the year over year growth rate.

Operating gain is projected to increase 35 to 40 percent for full year 2002, up from our previous expectations of 20 to 25 percent growth and reflecting increases in guidance for each of our three regions. The higher operating gain guidance is due to recent rate actions and good retention in our markets as well as continued momentum from our strong first quarter 2002 results.

Operating gain growth by segment for 2002 is projected as follows. In the Midwest and East, we expect operating gain increases in the 40 percent to 45 percent range, in the West in the 70 to 80 percent range, in Specialty in the 35 to 45 percent range, and the other segment loss is still expected to be more than double the 2001 reported loss.

Full year 2002 consolidated medical membership is still projected to increase in the four percent to five percent range on a reported basis, and the 2002 benefit expense ratio is projected to be roughly flat with our 2001 results.

However, based on the results, we now expect the administrative expense ratio to decline by at least 80 to 120 basis points in 2002, which is an improvement over the 100 basis points expected to achieve over the next several years.

Operating cash flow should at least reach the level reported in 2001 of $655 million and, lastly, are expected to be in the 32 to 34 percent range in 2002.

We'd now like to turn it over to Tom Snead to share Trigon's first quarter results before we open the call up for your questions. Tom.

SNEAD:  Thanks, Larry.

We also are very pleased with our first quarter results. Excluding realized losses, we reported earnings per share of $1.14, a 19 percent improvement over the comparable number a year earlier. This was driven primarily by solid enrollment growth, continued disciplined pricing and leverage from ongoing administrative efficiencies. In addition, our group retention remains very high at more than 90 percent, a testament to our ability to meet our customers' expectations once they sign on with Trigon.

Our self-funded business, driven by the Blue Card program, was exceptionally strong, with membership growth of 9.4 percent from a year earlier. This 9.4 percent growth doesn't account for about 15,000 members that were changed from par status to control status at other Blue Cross plans, but these are customers we still service. With these 15,000 members, self-funded growth was about 11.5 percent. Nearly all of this growth came at the expense of the national carriers, which we believe were unable to deliver the full package of pricing, service and access that we were able to bring to the table.

Commercial membership grew by about five percent, or by 7.6 percent when excluding the FEP and the Medicare supplemental programs as we guided in our last quarterly conference call. The Medicare supplemental product lost about five percent membership, which we expected would occur because of the several thousand eligible seniors switching to the military TRICARE program because of the new availability of an inexpensive drug coverage program. We estimate that there are about 3,000 more Med Supp members who are eligible for the military benefits program and who therefore might switch in the future.

In both our small group and medium sized group segments, we began to see modest increase in buy downs activity. One noticeable trend was for more groups to move to our Blue Advantage product, which offers a choice of a PPO and a dual cost HMO. Based upon customer feedback, we believe that buy downs in the larger group segments won't begin to occur until 2003. We expect to see more buy downs in our small and medium sized commercial business, as we introduce an assortment of lower cost PPO and HMO product options beginning this July, as we discussed in our fourth quarter conference call. However, we believe realized premium increases should still remain in the double digits for at least a couple more years until the impact of increased member engagement begins to take hold.

We released rates in the upper teens in the first quarter of this year. But because we are beginning to see a moderation in medical trends, we have begun to slowly and cautiously reduce this rate for the second and third quarter of 2002.

One reason for our increased optimism about medical trends is that we're seeing evidence that a number of our new medical management programs are beginning to produce clear results. In an interest of time, I won't detail these efforts, but they include quantifiable successes from our disease management, our pharmacy initiatives, as well as continued refinement of our outpatient fee schedule, particularly in our HMO network.

In addition, we are beginning to do some very exciting things with several local hospitals to help improve quality, reduce risk and eliminate unnecessary cost.

At this time, I'll now turn the microphone over to Tom Byrd for the financial highlights for the quarter.

THOMAS BYRD, CHIEF FINANCIAL OFFICER, TRIGON HEALTHCARE: Thank you, Tom. Before I review the quarter, I'd like to echo Tom's enthusiasm about joining the Anthem organization. Over the past couple of years, we've gotten to know Anthem management well and we've been impressed with Anthem's quality and dedication to delivering superior products and service to customers.

Now, in turning to the financial highlights, our earnings per share of $1.14, which excludes realized losses, exceeded consensus estimates by four cents. The better than expected results came primarily from improved margins and volume in our self-funded business. Commercial revenues increased by 16.7 percent to $599.6 million, reflecting approximately five percent enrollment growth and 11.1 percent premium yields after consideration of buy downs and business mix. Fee income from our self-funded business increased by about 16.5 percent to $61.5 million from $52.8 million in 2001.

Adjusting for the elimination of about $3 million per quarter from our Trigon administrator subsidiary that we discontinued in the second quarter of '01, our other revenues increased in excess of 90 percent to $6.2 million. This was the direct result of strong growth from our disease management subsidiary, Health Management Corporation, which has added two large Blue companies to its client roster and has additional prospects in the pipeline for the remainder of the year. Although HMC is still a relatively small part of our total operations, we expect to be a growing and very profitable contributor to our financial results in years ahead, both as a source of revenue and as a way to help manage rising healthcare costs within our core healthcare operations.

Our commercial and medical cost ratio showed signs of stabilization after a couple of quarters of higher than expected variability. At 81.6 percent, our medical cost ratios were within 25 basis points of what it was a year earlier. And we remain comfortable that the medical cost ratio for the full year will come in, at or near last year's 81.2 percent, as planned. On a per member, per month basis, commercial cost increased by about 11.5 percent, in line with our guidance of keeping our medical cost ratio relatively flat.

For medical cost, most of the components showed trends that were comparable that were those reported for the fourth quarter, except for pharmacy cost, which showed a decline of more than 100 basis points. Inpatient cost trends increased slightly but was offset by a slight decline in outpatient cost trends. The increase in inpatient costs came primarily from higher unit costs as a result of slightly higher unit costs resulting from hospitals continuing to push aggressively for higher reimbursements and continued shift to more higher cost surgical procedures, for example, joint replacements and valve surgeries. Slight decline in both utilization and unit trends were responsible for the slight decrease in outpatient costs. Overall, the main components of our trends are in the low to mid teens, including pharmacy costs, which, as you may recall, had trends in the upper teens only a couple quarters ago.

Our administrative costs as a percentage of premium and premium equivalents was
11.7 percent compared with 12.3 percent in the first quarter 2001. This reflects leverage from double digit premium rate increases as well as ongoing operational efficiencies. Quality of earnings remain very high, with cash flow of $90 million compared with $68 million in the previous year's first quarter.

When adjusted for an extra $34 million drug payment in the first quarter, our days in claims payable increased by about two days to nearly 68 days compared with about 66 days in the fourth quarter of 2001. As we discussed in our last conference call, because of new technologies, we're also paying claims considerably faster every quarter, which also is slowly reducing our days in claims level year by year. On average, we now pay a clean claim, a claim that needs no additional information, within four days compared to five days a year ago. The components of the first quarter day's calculation includes commercial and self funded medical costs of about $1 billion and current and non-current medical and other benefits payable of about $738 million.

Net income, excluding realized losses, was $42.1 million on 35.2 million diluted shares outstanding. Including post tax realized losses of approximately $6.9 million, net income was $35.2 million.

Now, let me spend a few moments updating our guidance for the remainder of the year. Guidance for the year on enrollment, premium revenue and administrative costs remain essentially the same as we discussed last quarter. That is, about six percent total enrollment growth when excluding the Medicare supplemental and FEP business, 15 to 18 percent premium revenue growth, and an SG&A ratio of about 11.5 percent calculated on a premium and premium-equivalent basis. Most of the upside improvement in earnings are expected to come from better than expected enrollment and margins on our self-funded business so that we now expect growth of 16 to 18 percent of fee income compared with the 12 to 14 percent from our previous guidance.

We continue to expect realized PMPM premium increases to be in the 12 percent range, with a similar range for PMPM commercial medical costs, as we hold our medical cost ratio basically flat from the previous year.

On an EPS basis, we are increasing our yearly guidance by 10 cents from the $4.73 to $4.78 range to $4.83 to $4.88, again excluding realized gains and losses, with each of the next three quarters coming in at about two cents higher than previously estimated.

Now, at this time I'll turn it back to Larry for a few additional comments.

GLASSCOCK:  Thanks, Tom.

Before we open the call for questions, Tom Snead and I just want to reiterate why we are so optimistic about this combination of our two companies. First, we believe that together our competitive position in the industry is strengthened. We also will benefit from the strategic fit and the opportunity for profitable growth in a brand new Anthem region. And furthermore, we provided with you with several of our plans to obtain significant operational synergies. We've done a great deal of work in this area and we're highly confident that these synergies can be achieved. And by executing on all of our initiatives, it will position us, we believe, extremely well for the future, while obviously increasing something very important to us and you, and that is shareholder value.

We'd now like to open the call for questions.

OPERATOR: Thank you, sir. Today's question-and-answer session will be conducted electronically. If you would like to ask a question at this time, please signal by pressing star one on your touch-tone telephone. Again, it
is star one if you have a question.   We'll pause a moment to assemble our
roster.

We'll take our first question from Joe France with Credit Suisse First Boston.

JOE FRANCE, CREDIT SUISSE FIRST BOSTON: Good morning. I wanted to ask two questions. Tom referred to Anthem's investment management model, which I believe he indicated would add $10 million or $15 million on the synergies. And the second question related to the PBM business, which I believe you said you would take in-house, I just wanted to make sure I understood. I thought Merck Medco's agreements ran through '03.

GLASSCOCK: Yes, it does. Let me turn the first question on the investment strategy to Mike Smith.

SMITH: Sure. Thanks. The projected synergy benefit in investment management really comes from two issues. One, we expect to enjoy the buying power in terms of reduced fees with outside managers, who will now be managing with us a substantially larger portfolio. We also believe that as we migrate to Anthem's recently adopted investment strategy, which focuses on yield as opposed to total return, that we should expect overall improvement on a current income basis.

GLASSCOCK:  Tom, do you want to take the question on the PBM?

SNEAD: Sure, Larry. The - we presently do have our PBM contract with Merck Medco. The synergy we referred to we believe that if we combined our purchasing power with Anthem that, through better contracting with the drug companies, we could realize over the period we mentioned in the call additional savings of up to $10 million.

GLASSCOCK:  Thank you, Tom.

FRANCE :  That's very helpful.  Thank you.

OPERATOR:  We'll take our ...

GLASSCOCK:  Next question.

OPERATOR: Pardon me, sir. We'll take our next question from Josh Raskin with Lehman Brothers.

JOSH RASKIN, LEHMAN BROTHERS: Hi. Thanks. Just one quick technical question here. Are there any sort of technical requirements where Anthem stock has to be, et cetera, that we should know about?

GLASSCOCK:  Dave Frick is here.

DAVID FRICK, EXECUTIVE VICE PRESIDENT, CHIEF LEGAL AND ADMINISTRATIVE OFFICER, ANTHEM, INC.: Could you - excuse me, could you repeat the question, please?

RASKIN : Are there any technical requirements where Anthem stock trades, for example if it were to trade sometimes, typically in these mergers, that there's
- the requirement's where it has to be to complete the merger? Is there a change in the compensation to Trigon shareholders when that occurs?

FRICK: Thank you for your clarification. This is David Frick. There is a collar on the deal. The exchange ratio is fixed at 1.062 Anthem shares to Trigon shares. But if the Anthem stock decreases below $55 and the second trigger is if the Anthem stock falls 15 percent below basket of the managed care index stocks, then there is a trigger. It's a dual trigger mechanism. And then Trigon then has the opportunity to terminate the agreement, but there will be a traditional top up provision included in as part of that.

RASKIN :  OK.  And is there a break up fee?

FRICK:  Yes, there is.  It's 4.75 percent of the transaction.

RASKIN :  OK.  That's helpful.

And then one just more, sort of on the strategic side. We heard a little bit of talk about the new Southeast region that Tom's going to be heading up. And if we could sort of get a little more color as to what the plans there are. Is that going to be external growth that we should expect, et cetera?

GLASSCOCK: Josh, this is Larry Glasscock. First of all, we're very excited about the Southeast region. And one thing - we're very excited about many, but one is the fact that this company has demonstrated very, very strong same store growth. And the population in Virginia is growing about three percent a year over the next several years, at least that's what we're projecting. So, we're looking at continuing to create extremely nice growth by having this company continue to execute on its plan. As always, Anthem will continue to talk to all Blue plans, be it in whatever region, to see what kind of opportunities we can continue to create for the future. But we're very excited about what this company can do just on a same store basis.

RASKIN :  OK.  That's helpful.  I appreciate it.  And congrats.

OPERATOR:  We'll take our next question from Jim Lane with Salomon Smith
Barney.

JIM LANE, SALOMON SMITH BARNEY: Yeah. My question has already been answered. Thank you.

OPERATOR:  We'll take our next question from Bill McKeever with UBS Warburg.

BILL MCKEEVER, UBS WARBURG: Yes. My question has to do with evaluation of the property. Most of the deals that have taken place recently have been in the $400 area per life. And if I'm doing the numbers right, $4 billion with 2.2 million lives, that's roughly $1,800 per member. I'm just curious if you can comment to the extent of the price that you're paying for Trigon relative to other deals that have taken place.

GLASSCOCK:  Well, thank you.  This is Bill, right?

MCKEEVER : Bill McKeever, yes, UBS Warburg.

GLASSCOCK: Yeah, Bill. Yeah. First of all, let me just say that we believe strongly that the - that per member metric is really not a really valid metric. We know it's calculated a great deal and people look at it. But we've really evaluated and compared this based on what we can produce with it using a discounted cash flow model, net income and a lot of other metrics, which we think are more appropriate. This company is, as you know, very successful and will become even more so. And we're very satisfied with the models that we've used and the fact that this transaction is going to be accretive in '04 and neutral to earnings in '03.

MCKEEVER : OK. And then along the same lines, a follow-up question would be you've given us new guidance for '02. So, then, the '03 growth would be approximately 15 percent earnings per share growth for the new Anthem?

GLASSCOCK:  That is correct.

MCKEEVER :  OK.  Thank you.

GLASSCOCK:  Thank you, Bill.

OPERATOR:  We'll take our next question from Eric Veiel with Deutsche Bank.

ERIC VEIEL, DEUTSCHE BANK:  Thank you.   Congratulations on the transaction.
Just a couple of questions. First of all, from a regulatory standpoint, can you just walk us through any special hurdles that have to be accomplished there?

GLASSCOCK: This is Larry Glasscock. As I mentioned, we'll need approval from the Virginia Department of Insurance. The company, Trigon, has an excellent relationship in Virginia. And so, we will be making contact with the Department of Insurance there very quickly.

VEIEL: OK. I apologize if you went over that earlier. I had trouble getting on. That's the only regulator other than the others - traditionals that have to look at this?

GLASSCOCK:  That is correct.

VEIEL: OK. And then secondly, on the synergy numbers, just sort of doing some quick math on these. It looks like there's really just two that I would categorize as cost savings, the IT of $20 million to $25 million and the admin of $10 million to $15 million. Is that correct, the rest being, I would term loosely, as revenue synergies?

GLASSCOCK: Well, I think as we've looked at this I think that's reasonably accurate. Tom has a great deal of detail on where we see these synergies coming from, and we still are working on producing even more. But about two-thirds of the synergies will come from the cost side and about one-third will come from the revenue side. We think that's an important comparison because, again, the costs are something that we can get, we believe, very quickly and the revenue increases we've slotted in over time. So, we're very - that's why we're so optimistic that these numbers can be achieved.

VEIEL: OK. And can you just explain what the IT savings of $20 million to $25 million what that - is that just deferring capital expenditures or is there something else there?

GLASSCOCK: No. I'll comment and then turn it to Tom. We think there's some real opportunities, particularly in the e-commerce area. It's an area that both of us are spending quite a bit of money on, as we should. And so, we believe there's a good bit of benefit there.

And I'll let Tom comment on the other improvements we see.

SNEAD: Actually, there are lots of items included here. I'd characterize them as things like we both buy the same software licenses, so we can improve our purchasing power by buying one less expensively. There are a number of items where we can have volume discounts that we're not realizing today while we're separate, both for data processing equipment and voice communications. And Larry has mentioned e-commerce. We are both spending incredible amounts of money on both of those. And there are ways we can do that more efficiently and spend once and benefit both organizations, which I think is extraordinarily powerful. In addition to that, we are looking to leverage some of the operations that already exist in both companies, where we can put more volume on and realize lower unit costs such as in imaging and OCR capabilities. So - and there are others as well, but that, I think, is a fair characterization of what we intend to do.

VEIEL:  Thanks.  That's helpful detail.

OPERATOR: We'll take our next question from Michael Vermouth (ph) with Harvest Capital.

MICHAEL VERMOUTH (ph), HARVEST CAPITAL: Yeah. Hi. I was wondering two questions. If you could just go over what you meant by a collar on the stock portion and also whether we're going to have the ability to elect between cash and stock.

GLASSCOCK: Dave Frick, our Chief Legal and Administrative Officer, will answer that question.

FRICK: Let me answer the second question first. There is not a stock cash election. Each Trigon shareholder will receive 1.062 shares of Anthem stock for each Trigon share of stock plus $30. And secondly, this is - the collars are a traditional dual trigger mechanism in which the first trigger is $55. If the Anthem stock falls below $55 the second trigger is if the Anthem stock falls 15 percent below the indexed of managed care stocks that are set out in the agreements, the large managed care companies, then the second trigger can be triggered. But Anthem has a top up opportunity that's fairly traditional in these kind of transactions.

VERMOUTH (ph):  Two - one other question.  Is there any topside collar?

FRICK:  No.  It's a fixed exchange ratio here.

VERMOUTH (ph):  OK.  Thank you.

OPERATOR:  We'll take our next question from Christine Arnold  with Morgan
Stanley.

CHRISTINE ARNOLD, MORGAN STANLEY: I have a question about your assessment of the Southeast, and I apologize if you already answered it. I was on a little late.

As you look at the Southeast and the competitive environment for acquisitions, can you talk to us about how you view that? Would you do dilutive transactions in order to increase your exposure in the Southeast? And if you aren't successful in doing more acquisitions, would you be willing to have just Trigon? And how do you view kind of the Southeast? And I have a follow-up on cost trends.

GLASSCOCK: Yeah. Christine, this is Larry Glasscock. First, I would say that we see a tremendous upside in the Southeast by virtue of Trigon being the anchor for the region. As you know, they have about a 35 percent market share, which we mentioned earlier. And with the membership growth we've been experiencing plus the projected growth rate in population in the state of Virginia, we're very optimistic that this company can continue to grow and grow very, very nicely.

As it relates to other Blue plans in the region, all I would say there is that we're talking to other Blue Cross and Blue Shield plans around the country all the time and we're very interested in doing transactions that make sense for our shareholders and add to the strategic value of our company. I think Trigon, as you look at its performance, with this transaction we will be able to develop for our shareholders performance that is neutral to earnings per share in '03 and accretive in '04. So, I think that speaks to the kind of guideline that we sort of look at internally.

ARNOLD:  OK.  So, you're saying you wouldn't do dilutive transactions?

GLASSCOCK: Yeah. I was saying that this transaction represents really our approach to how we look at them.

ARNOLD: OK. Fair enough. And then a second question on cost trends. I'm hearing Trigon that they think the cost trends may have stabilized. And I'm not sure I'm hearing that from Anthem. And I'm hearing from Trigon that it looks like they're using kind of a stabilization of cost trends potentially in their rate setting guidance for the rest of the year and into '03. Could you talk about Anthem's view? Thirteen percent cost trends was stable with the fourth quarter. Do you think they're stabilizing? And how would you - now that you're starting to see some quotes for '03, how are you approaching that?

GLASSCOCK:  OK.  Mike, you want to comment ...

SMITH:  Sure.

GLASSCOCK:  ... on trends?

SMITH: Sure. Christine, in keeping with our practice from February, let me give you again the detail and comment on each. We continue to see trends at about 13 percent. That is consistent with our last conversation with you. The weighted impact of each of the four core elements of that trend are as follows. Inpatient cost represent about 2.2 percent contribution to trend. We are seeing that driven fairly consistently by the same mix of utilization and cost, that is to say bad days are remaining fairly stable. But we are, like many others, seeing substantial pressure from the hospitals. Outpatient cost contribute about 3.3 percent to our trend. And in the case of outpatient, we continue to see substantial ramping up in utilization, with fairly modest increase in per outpatient visit cost. Professional visits and fees combined represent a 3.7 percent contribution to the 13 percent trend, steady with our comments and our observations at the end of last year. And finally, pharmacy continues at Anthem, the trend in the mid to high teens, representing about 3.2 percent of our overall trend.

ARNOLD:   That was very helpful.  But are you - just one more follow-up on that. Cost trends have been stable sequentially. Do you think they're stabilizing, or do you think that was just absence of a flu season this quarter in some mix issues?

SMITH: I have no reason to believe that the milder winter contributed to these trends. And with regard to the stability of the trends, we, like Trigon, have a great deal of confidence and pride in the steps that we are taking in our benefit design efforts and in our advanced care management efforts, medical management efforts. We have resisted putting the word "stable" next to our trend, Christine . We're giving you real time the rolling 12 months actual trends for the company.

ARNOLD:  OK.  So - but you're reserving judgment on that.

SMITH:  We are.

ARNOLD:  OK.  Thank you.

OPERATOR:  We'll take our next question from Drew Figole (ph) with Ketaman
(ph) Investment Group.

DREW FIGOLE (ph), KETAMAN (ph) INVESTMENT GROUP: Actually, just a follow-up on the - on I guess what you refer to as a collar. So, essentially on the low end it's a walk away, meaning if - is it both have to be satisfied, meaning the stock has to be below $55 and it has to under-perform an index of 15 percent? Or is either, if either situation happens then it would be, I guess, a walk for TGH unless they get a gross up?

GLASSCOCK: Yeah. It is - I guess you could call it a walk away. That's what it's referred to. And both triggers have to be triggered, so it's a dual trigger.

FIGOLE (ph): Right. So, in other words, if it's under $55 but it's not under-performing the group, then nothing is triggered or you'd have to have both ...

GLASSCOCK:  Yeah.

FIGOLE (ph):  OK.

GLASSCOCK:  That is correct.

FIGOLE (ph):  OK.  Thank you very much.

OPERATOR:  We'll take our next question from Arun Kumar (ph) with J.P. Morgan.

ARUN KUMAR (ph), J.P. MORGAN: Good morning, Larry. Congratulations on the quarter and on the deal. Just a couple of questions on the balance sheet.

Given that you're funding about 30 percent of the transaction with cash, could you give any indication on how you expect to fund that? I would presume you're going to go out to your bank facilities first and then go out to the public markets. And secondly, have you discussed any of this with the rating agencies? And could you give any color on their feedback on all of this?

GLASSCOCK: Yes. We have discussed it with the rating agencies. And I'll let Mike expand on that in just a moment.

With regard to the financing itself, we have about $400 million in cash at the parent. We have a bridge facility for $1.2 billion. And we will take that out with a permanent financing of about $900 million or $950 million. So, we'll begin working on that very quickly here. But let me turn to Mike and he'll give you a breakdown of the rating agency review.

SMITH: Right. Arun (ph), good morning. As you would expect, we availed ourselves of rating evaluation services at both S&P and Moody's. It is my understanding that Moody's may have made their own release during this conference. And I am not certain of the timing of the release from S&P. But suffice to say we are generally pleased and happy to be able to confirm all of the existing ratings of both Anthem Insurance Companies, Inc. and Anthem, Inc. And the indication from both agencies going forward is that a senior debt offering by Anthem, Inc. would have an investment grade rating in both cases.

FIGOLE (ph):  Great.  Thank you very much.

OPERATOR: We'll take our next question from Matt Gotland (ph), Chesapeake Partners.

MATT GOTLAND (ph), CHESAPEAKE PARTNERS: Hi. The question's been answered. Thank you very much.

OPERATOR: Again, as a reminder, star one for questions. Again, that is star one for questions. One moment, please. We'll take our next our next question from Bernard Horn (ph) with Polaris Capital.

SUMA ANTHA (ph), POLARIS CAPITAL: Hi. I'm Suma Antha (ph). I'm working with Bernard (ph). A question on your discounted cash model that you're speaking of. If you could just give me an idea about the assumptions that you've taken on this model, like the revenue growth rate, discount rate and that kind of stuff.

GLASSCOCK:  Mike, do you want to comment on that?

SMITH: Sure, I'd be pleased to. We have spent substantial time in the past discussing our approach to the use of a very rigorous DCF model. In the case of Trigon, the model we created was based off of their 2001 actual performance, improved slightly then by the good news that you've just heard about the enrollment trends and margins in the first quarter of '02, essentially using the same revenue then and membership growth models that Trigon has presented to the investment community for the past several quarters, keeping their med loss ratio stable, working their admin costs down consistently over the relevant period in the model. We use a 15 percent discount rate after having, by the way, trimming their assumption slightly.

ANTHA (ph):  Which assumptions?

SMITH:  Both their revenue growth and their med loss growth.

ANTHA (ph):  OK.  OK. Thank you.  And what about the tax rates?

SMITH: We used 34.7, I believe. And if there is any change in that data, we would come back to you, sir, but I'm fairly certain it's 34.7 in the model.

ANTHA (ph):  OK.  Thank you so much.

OPERATOR: We'll take our next question from - excuse me - Fred Zainyo (ph) with Merger Insight (ph).

FRED ZAINYO (ph), MERGER INSIGHT (ph): Yes, thank you. My question was answered.

OPERATOR: Thank you. And that is star one if you had a question. One moment, please. We'll take our next question from Diane Drakeland (ph) with Garhill (ph) Capital.

DIANE DRAKELAND (ph), GARHILL (ph) CAPITAL: Yes. Hi. Just a follow-up on the regulatory approvals. I missed the beginning of the call. And I heard you said Virginia approval is needed. Are there any other states?

GLASSCOCK: No. The only regulatory approval required is from the Virginia Department of Insurance.

DRAKELAND (ph): OK. And just to confirm that both shareholders approvals are needed, correct?

GLASSCOCK:  That is correct.

DRAKELAND (ph):  And who are the financial advisors?

GLASSCOCK:  In our case, Goldman Sachs.

SNEAD:  And in Trigon's case Bear Stearns.

DRAKELAND (ph):  OK.  Thank you.

OPERATOR: We'll take our next question from Kes Barak (ph) with Farmington Management.

KES BARAK (ph), FARMINGTON MANAGEMENT: Hi. I'd just like to ask a question on the penetration of the disease state management you have within Trigon. Will you buy it in - will you do it yourself or will you buy it in? And how quickly are you going to roll it out within the Anthem network?

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GLASSCOCK:  I'll turn it to Tom Snead.

SNEAD:  Thanks, Larry.

We've had disease management in our HMO book of business for several years. We have begun to roll that into our PPO book of business, and we're doing that programmatically, in other words one disease management program at a time. And it'll - and that'll begin this year.

With respect to the Anthem book, it's a little too early for me to give you specifics there. We've got a lot of transition work to do. And once we get that a little more nailed down, we'll be happy to discuss it with you.

BARAK (ph):  Do you do it yourself or do you buy in a service from someone?

SNEAD: Yes, absolutely. We perform disease management programs through our subsidiary called Health Management Corporation. And we have the big four programs that you might expect - CHF, CAD, asthma and diabetes - and a well baby program.

BARAK (ph): Right. OK. And one final question. Where do you show the benefit of disease state management within your P&L? Is it a medical cost ratio?

SNEAD: Well, the net benefit of it on our book of business is reflected ultimately in the med loss or the medical cost ratio. The service that we perform with - for other companies shows up in our margin of disease management revenue less administrative expenses. So, it's in the operating margin.

BARAK (ph):  OK.  Thanks very much.

OPERATOR:  We'll take our next question from Paul Koo (ph) with Morgan
Stanley.

PAUL KOO (ph), MORGAN STANLEY: Hi. Just wondering if you guys could elaborate a little bit on the managed care index. Is it the S&P one or is it a customized basket? Or is there a way for us to track it?

FRICK: It is a - this is David Frick. It's a customized basket. And essentially it's 11 stocks. And we'll follow-up with you those 11 stocks. I don't have them in front of me. But essentially it's a market basket of the leading competitors we have in the marketplace, the Cignas, the Aetnas, the Uniteds and the WellPoints, et cetera.

OPERATOR:  We'll take our next question from Jim Lane  with Salomon Smith
Barney.

LANE : Hi. I apologize. I joined the call very late. As you can imagine, things going on today. Did Trigon release a complete set of financials today or just the bottom line number and a few parameters? Thanks.

BYRD: Yeah. This is Tom Byrd. We released our standard press release package that includes a full P&L and abbreviated balance sheet.

LANE :  OK.  Thanks.

OPERATOR: We'll take our next question from Michael Stansky with Tudor Investments.

MICHAEL STANSKY, TUDOR INVESTMENTS: Thank you. Could you describe how the $40 million and then the $75 million of synergies layer in '03 and '04? Is it a gradual process or it stair step?

GLASSCOCK: If you would clarify what you mean by the stair step versus gradual.

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                                      -19-


STANSKY: Are you going to get it - is it going to be something where we're going to see most of the savings kick in in one quarter or two quarter, do a layer of synergies or some kind of system changes, or is it going to happen gradually from '03 and '04?

SMITH: Michael, it's Mike Smith. Having worked with teams of managers from both shops on the synergy plan, I think it's safe to say to you that there will be some phasing in over each of the quarters in '03. Many of these are work process improvements or migration of technology strategy. Now, on the other hand, there will be some obvious and early changes. Trigon will no longer need to incur the cost of public ownership. Those costs will be removed immediately, day one. But it is a reasonable assumption for you to assume that the balance come in ratably over the quarters in the years that have been identified. Obviously, our bias - and Tom Snead - and we will be working together. Our bias is to get them as fast as we can. But for your modeling and thought process, a weightable earning of the synergies makes sense.

STANSKY: If I can a follow. Now that you have a quiet period as far as a quarter in acquisitions, what's the management's stance on buying back shares on the $400 million program, Mike?

SMITH: The - as Larry made clear earlier, the cash is in place and will be used as appropriately triggered by what we think is a very highly disciplined share repurchase strategy. We will continue to monitor the stock very carefully. When there are imbalances in demand and supply or when there's an unusual funds flow or another event that might trigger a need for us to support the value of your shares, we intend to be there.

STANSKY:  Thank you.

OPERATOR: We'll take our next question from John Smith (ph) with Arnhold Blieshroder (ph).

JOHN SMITH (ph), ARNHOLT BLEINSHRODER (ph): Yes, thank you. I was wondering if you've gotten any reaction yet from the commonwealth of Virginia as your largest customer and also from FEP. And secondly, when would you expect to make that filing with the Virginia Department of Insurance?

GLASSCOCK:  Tom, do you want to comment on the Commonwealth of Virginia?

SNEAD: Yes. We've spoken with the Commonwealth of Virginia and apprised them of what we have just announced this morning. And we spoke to them about our enthusiasm for this transaction and what it might mean for them, and we will continue those discussions today. And we're very - we're all very bullish on what this means for our customers and all of our constituencies in Virginia.

And the other part of the question.

GLASSCOCK:  The other part of the question, sir.

SMITH (ph): The same question regarding FEP and then, secondly, when you expect to make your filing with the Department of Insurance.

GLASSCOCK: Have not had contact with FEP at this point. That's to come later. In terms of filings, that will be done as quickly as it can be papered.

SMITH (ph):  Thank you.

OPERATOR:  We'll take our next question from Drew Figole (ph) with Tiedeman
(ph) Investment Group.

FIGOLE (ph): Yeah. Do you need approval from Blue Cross/Blue Shield? And is that - have they given you a thumbs up on it?

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                                      -20-


GLASSCOCK: Yes. We - this is Larry Glasscock. We will need approval from the Blue Cross and Blue Shield Association. And we will go through that process. We've gone through it many times, never experienced any issue whatsoever. So, we're very confident that that'll be approved by the Blue Cross and Blue Shield Association board.

FIGOLE (ph):  OK.  Great.  Thanks.

OPERATOR:  We'll take our next question from Tom Care (ph) with Legg Mason.

TOM CARE (ph), LEGG MASON: Good morning. A quick question. You mentioned a breakup fee of 4.75 percent of the transaction. Is that of the total $4 billion transaction?

GLASSCOCK:  Dave Frick?

FRICK:  That's correct.

CARE (ph): OK. And one quick follow-up. Are there any specific integration costs that you can point to specifically that would add to both Anthem's SG&A as well as Trigon's SG&A over the next 12, 15 months specific to this arrangement?

GLASSCOCK: No. And any that we felt are appropriate we've netted against the savings that we could realize.

CARE (ph):  Great.  Thank you.

OPERATOR: We'll take our final question from Carl Mershio (ph) with Corporate Research Group.

CARL MERSHIO (ph), CORPORATE RESEARCH GROUP: Yes. Were there any other bidders involved?

SNEAD: This is Tom Snead. This was not a - this was not an auction. Trigon wasn't for sale. Larry and I have, though, had discussions. We've known each other for a long time. This is a strategic alliance and both parties sat down and figured out what we could look like together versus separate. And I got to tell you, as you've heard today and I hope you agree, that this makes an awful lot of sense. We are very satisfied at the end of the day this was a fair transaction for all parties concerned.

MERSHIO (ph):  OK.  Thank you very much.

GLASSCOCK: Thank you. Tom and the rest of my colleagues here, we want to thank you very much for your time this morning. And I, too, before we end the call, just want to reiterate how enthusiastic we really are about this affiliation with Trigon. This is two excellent companies coming together to create an even better one. We believe our companies have demonstrated very significant strengths separately, but our potential for the future is expanded in our view based on this combination. So, again, thank you for taking the time to dial in this morning.

If you have any additional questions, you can contact Tami Durle or Chris or the investor relation colleagues after the call. Again, thank you very much, and have a great day.

OPERATOR:  Again, thank you for joining us on today's conference call.

Today's conference will be available for replay starting tomorrow at 11:00 a.m. Central through May 6th 11 p.m. Central. If you'd like to access that call, please dial 719-457-0820 or toll free 888-203-1112.

Again, the phone number is 719-457-0820 or toll free 888-203-1112. The six-digit access code is 335322.

Again, the access code is 335322.

Thank you for joining us on today's conference call. You may disconnect at this time.

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END